[WFAF Letterhead]

January 23, 2013

VIA EDGAR CORRESPONDENCE

Deborah O'Neal-Johnson

Division of Investment Management

U.S. Securities and Exchange Commission (the “Commission”)

100 F Street, NE

Washington, DC  20549

Re: Response to Comments on 485(a) filing for Wells Fargo Funds Trust (the “Registrant”) for the purpose adding new series to the Registrant, the Wells Fargo Advantage Strategic Income Fund and the Wells Fargo Advantage High Yield Municipal Bond Fund

Dear Ms. Johnson:

Thank you for your verbal comments and suggestions received on December 14, 2012 to the Registrant’s filing made on November 16, 2012 pursuant to Rule 485(a) under the Securities Act of 1933 (accession no. 0001081400-12-000327).   Please note the following responses:

Strategic Income Fund Prospectus Comments

Comment 1:    You suggested that since the Fund’s name contains the word “income,” we consider changing the Fund’s investment objective to reflect that the income component of total return is the Fund’s primary objective, with capital appreciation being a secondary objective.

Response 1:     We respectfully decline to make this change. We believe that total return, consisting of a high level of current income and capital appreciation, is the most appropriate formulation of the Fund’s investment objective in light of the fact that the Fund has the ability to invest up to 25% of its total assets in preferred stocks.

Comment 2:    You asked us to consider whether it would be appropriate to add disclosure regarding the risks associated with investments in convertible securities/preferred stock to the Fund’s principal risks.

Response 2:     We have added the following disclosure:

                         Principal Investment Risks (summary section)

                        Convertible securities have characteristics of both equity and debt securities and, as a result, are exposed to risks that are typically associated with both equity and debt. The market value of a convertible security tends to decline as interest rates increase but also tends to reflect the market price of the common stock of the issuing company.

Description of Principal Investment Risks (statutory section)

Convertible securities have characteristics of both equity and debt securities and, as a result, are exposed to risks that are typically associated with both equity and debt. The market value of a convertible security tends to decline as interest rates increase but also tends to reflect the market price of the common stock of the issuing company. Convertible securities are also exposed to the risk that an issuer is unable to meet its obligation to make dividend or interest and principal payments when due as a result of changing financial or market conditions. In the event of a liquidation of the issuing company, holders of convertible securities would generally be paid only after holders of any senior debt obligations. A Fund may be forced to convert a convertible security before it would otherwise choose to do so, which may decrease the Fund’s return.

High Yield Municipal Bond Fund Prospectus Comments

Comment 3:    You noted that the Fund’s invests at least 50% of its total assets in municipal securities rated BBB and below or comparable unrated municipal securities, and as such, requested that we include a parenthetical to this disclosure noting that such securities are commonly known as “junk bonds.”

Response 3:     We have added disclosure explaining that securities rated BB and below are commonly known as junk bonds. We note that securities rated BBB are not considered junk bonds.

Comments applicable to both Funds’ Prospectuses

Comment 4:    You requested that we show the maximum deferred sales charge applicable to Class A shareholders in each Fund’s Shareholder Fees table. You noted that the table currently shows a maximum deferred sales charge of zero; however, a charge of 1% applies to certain redemptions made within eighteen months, following purchases of $1 million or more without an initial sales charge, as described in the section entitled “A Choice of Share Classes.”

Response 4:     We respectfully decline to make this change. The footnote to the shareholder fees table adequately describes the extremely limited circumstances under which a contingent deferred sales charge will be assessed; as such a charge is unlikely to be assessed on the majority of potential shareholders, we believe adding this information directly to the table will cause investor confusion.

Comment 5:    You requested that we confirm whether or not the fee waiver described in the footnote to each Fund’s Annual Fund Operating Expense table is subject to recoupment by the Funds’ adviser.

Response 5:     Each Fund’s fee waiver is not subject to recoupment by the adviser.

Comment 6:    You asked us to consider providing a definition of duration in the Strategic Income Fund’s principal investment strategy, and a definition of maturity in the High Yield Municipal Income Fund’s principal investment strategy.

Response 6:     We have made the requested change.

Comment 7:    Under “Principal Investment Risks,” you suggested we include disclosure in our “High Yield Securities Risk” describing the speculative nature of these securities.

Response 7:     We have made the requested change as follows:

                        Principal Investment Risks (summary section)

High Yield Securities Risk. High yield securities, i.e. “junk bonds,” are debt securities that are rated below investment-grade, are unrated and deemed by us to be below investment-grade, or are in default at the time of purchase. These securities are considered speculative by major credit rating agencies, have a much greater risk of default or of not returning principal and tend to be more volatile than higher-rated securities of similar maturity.

                        Description of Principal Investment Risks (statutory section)

                        High Yield Securities Risk

High yield securities (sometimes referred to as "junk bonds") are debt securities that are rated below investment-grade, are unrated and deemed by us to be below investment-grade, or are in default at the time of purchase. These securities are considered speculative by major credit rating agencies, have a much greater risk of default (or in the case of bonds currently in default, of not returning principal) and their values tend to be more volatile than higher-rated securities of similar maturity. The value of these securities can be affected by overall economic conditions, interest rates, and the creditworthiness of the individual issuers. Additionally, these securities may be less liquid and more difficult to value than higher-rated securities.

Comment 8:    With respect to each Fund’s principal risks, you suggested that we consider combining “Derivatives Risk” and “Futures Risk” into one disclosure, or in the alternative, that we consider making “Futures Risk” a sub-section of “Derivatives Risk.”

Response 8:     We are currently in the process of examining our risk disclosures generally with respect to all of the Funds in our Fund Complex and will consider this change for future updates.

Comment 9:    Under “Tax Information” in the Fund summary, you suggested that we disclose that subsequent withdrawals by an investor under certain tax advantaged investment plans, including 401(k)s, may be subject to federal income tax.

Response 9:     We have revised the disclosure to include the underlined language below:

                        Any distributions you receive from the Fund may be taxable as ordinary income or capital gains, except when your investment is in an IRA, 401(k) or other tax advantaged investment plan. However, subsequent withdrawals from such a tax advantaged investment plan may be subject to federal income tax.  You should consult your tax adviser about your specific tax situation.

Comment 10:  You asked that, if the Funds have a formal policy to provide shareholders with advance notice of changes to investment objectives, that we disclose this policy in the prospectus.

Response 10:   The Funds do not have such formal policy.

High Yield Municipal Bond Fund Statement of Additional Information Comments

Comment 11:  In regards to the Fund’s fundamental investment policy with respect to concentration, to the extent that the Fund expects to invest more than 25% of its total assets in any particular state, you requested that we disclose such state. To the extent that the Fund expects to invest more than 25% of its total assets in securities the interest and principal on which are paid from revenues of similar type projects, we requested that we disclose such projects.

Response 11:   As the Fund has the ability to invest in the municipal securities of any state at any time, we do not currently expect the Fund to regularly invest more than 25% of its total assets in a particular state, nor do we currently expect the Fund to regularly invest more than 25% of its total assets in securities the interest and principal on which are paid from revenues of similar type projects.

Comments applicable to both Funds’ Statements of Additional Information

Comment 12:  You noted that the Fund’s current fundamental investment policy with respect to concentration contains impermissible freedoms of action inconsistent with Guide 19 in that it contains an exception for investments in repurchase agreements.

Response 12:   We do not believe that the Fund’s current fundamental investment policy with respect to concentration contains impermissible freedoms of action.  The Fund does not believe that repurchase agreements constitute an “industry” or “group of industries.” We have added disclosure to the SAI to clarify this point.

            *                      *                      *                      *                      *

We make the following representations to you:

            -the Funds are responsible for the adequacy and accuracy of the disclosure in the filing;

            -staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

            -the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We intend to complete the Form N-1A filings for the Funds pursuant to Rule 485(b) under the Securities Act of 1933 on or about January 24, 2013. Such filings will incorporate your comments, where applicable, as outlined in this letter, and will make other non-material changes.

Please feel free to call me at (617) 210-3662 if you have any questions or comments in this matter.

Sincerely,

Brian J. Montana

Senior Counsel

WELLS FARGO FUNDS MANAGEMENT, LLC